JONES VILLALTA ASSET MANAGEMENT, LLC

805 Las Cimas Parkway

Suite 125

Austin, TX 78746

Letter Agreement

______, 2008

To:	Unified Series Trust
2960 N. Meridian St., Suite 300
Indianapolis, IN 46208

Dear Sirs:

You have engaged us to act as the investment adviser to the Jones Villalta Opportunity Fund (the “Fund”) pursuant to a Management Agreement approved by the Board of Trustees.

We hereby agree to waive our management fee and/or reimburse expenses of the Fund, but only to the extent necessary to maintain the Fund’s net annual operating expenses (excluding brokerage fees and commissions; borrowing costs, such as (a) interest and (b) dividend expenses on securities sold short; taxes; any indirect expenses, such as expenses incurred by other investment companies in which the Fund may invest; any 12b-1 fees and extraordinary litigation expenses) at 1.25% of the Fund’s average daily net assets. This limitation agreement shall apply from the commencement of the Fund’s investment operation, and shall continue in place until such date as the Fund is liquidated or __________, 2011, whichever is the first to occur.

Each waiver or reimbursement of an expense by us is subject to repayment by the Fund within the three fiscal years following the fiscal year in which the expense was incurred, provided that the Fund is able to make the repayment without exceeding the 1.25% expense limitation.

Very truly yours,

Jones Villalta Asset Management, LLC

By:

Name:

Title:

                                                                                               Acceptance

The foregoing Agreement is hereby accepted.

Unified Series Trust

By:
John C. Swhear, Senior Vice President